UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July, 14 2009
This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of
1933 or the Securities Exchange Act of 1934, in each case as amended
Commission file number: 1-14846
AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:         Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:       No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:        No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes:         No:
Enclosures:
Unaudited condensed consolidated financial statements as of March 31, 2009 and
December 31, 2008 and for each of the three month periods ended March 31, 2009 and 2008, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP
Three months ended March 31,
2009
(unaudited)
2008
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
674
894
Product sales
663
884
Interest, dividends and other
11
10
Cost and expenses
675
1,087
Production costs
447
459
Exploration costs
22
36
Related party transactions
(1)
(3)
General and administrative
35
30
Royalties
18
25
Market development costs
3
3
Depreciation, depletion and amortization
143
147
Interest expense
16
21
Accretion expense
5
5
Employment severance costs
1
3
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
(see note D)
6
(11)
Non-hedge derivative (gain)/loss (see note E)
(20)
375
Other operating items
-
(3)
Loss from continuing operations before income tax and equity income in affiliates
(1)
(193)
Taxation (expense)/benefit (see note F)
(26)
5
Equity income in affiliates
22
8
Net loss
(5)
(180)
Less: Net income attributable to noncontrolling interests
(9)
(12)
Net loss – attributable to AngloGold Ashanti
(14)
(192)
Loss per share attributable to AngloGold Ashanti common stockholders:
(cents) (see note H)
Ordinary shares
(4)
(69)
E Ordinary shares
(2)
(34)
Ordinary shares – diluted
(4)
(69)
E Ordinary shares – diluted
(2)
(34)
Weighted average number of shares used in computation
Ordinary shares – basic and diluted
354,441,187
277,939,548
E Ordinary shares – basic and diluted
3,940,464
4,122,800
Dividend declared per ordinary share (cents)
5
7
Dividend declared per E ordinary share (cents)
3
3

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP
At March 31,
2009
(unaudited)
At December 31,
2008
(in US Dollars, millions)
ASSETS
Current assets
3,061 2,947
Cash and cash equivalents 613 575
Restricted cash 46 44
Receivables 235 224
Trade 73 39
Recoverable taxes, rebates, levies and duties 67 64
Related parties 4 4
Other 91 117
Inventories (see note C) 578 552
Materials on the leach pad (see note C) 48 49
Derivatives 495 571
Deferred taxation assets 123 150
Assets held for sale (see note K) 923 782
Property, plant and equipment, net
4,731 4,765
Acquired properties, net
792 814
Goodwill and other intangibles, net
151 152
Other long-term inventory (see note C)
34 40
Materials on the leach pad (see note C)
282 261
Other long-term assets
448 421
Deferred taxation assets
51 51
Total assets
9,550 9,451
LIABILITIES AND EQUITY
3,476 3,445
Current liabilities
Accounts payable and other current liabilities 515 550
Derivatives 1,835 1,758
Short-term debt 1,056 1,067
Tax payable 1 28
Liabilities held for sale (see note K) 69 42
Other non-current liabilities
121 117
Long-term debt
956 873
Derivatives
99 130
Deferred taxation liabilities
992 1,008
Provision for environmental rehabilitation
305 302
Provision for labor, civil, compensation claims and settlements
34 31
Provision for pension and other post-retirement medical benefits
137 139
Commitments and contingencies
- -
Equity
3,430 3,406
Common stock
400,000,000 (2008 – 400,000,000) authorized common stock of 25 ZAR cents each
Stock issued 2009 – 354,135,912 (2008 – 353,483,410) 12 12
Additional paid in capital 7,523 7,502
Accumulated deficit (3,076) (3,044)
Accumulated other comprehensive income (see note I) (1,123) (1,148)
Total AngloGold Ashanti stockholders’ equity
3,336 3,322
Noncontrolling interests
94 84
Total liabilities and equity
9,550 9,451

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP
Three months ended March 31,
2009
(unaudited)
2008
(unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
124 154
Net loss (5) (180)
Reconciled to net cash provided by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
6 (11)
Depreciation, depletion and amortization 143 147
Deferred taxation 6 (68)
Movement in non-hedge derivatives 78 337
Equity income in affiliates (22) (8)
Dividends received from affiliates 18 -
Other non cash items (1) (4)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits
6 4
Effect of changes in operating working capital items:
Receivables (31) (20)
Inventories (45) (47)
Accounts payable and other current liabilities (29) 4
Net cash used in investing activities
(317) (243)
Increase in non-current investments (16) (31)
Additions to property, plant and equipment (241) (255)
Proceeds on sale of mining assets 2 30
Proceeds on sale of investments 17 28
Cash outflows from derivatives purchased (69) (9)
Change in restricted cash (10) (6)
Net cash generated by financing activities
230 129
Net repayments of short-term debt (1,024) (20)
Issuance of stock 12 9
Net proceeds of long-term debt 1,105 160
Cash inflows/(outflows ) from derivatives with financing 155 (1)
Dividends paid to common stockholders (18) (18)
Dividends paid to noncontrolling interests - (1)
Net increase in cash and cash equivalents
37 40
Effect of exchange rate changes on cash
1 (42)
Cash and cash equivalents – January 1,
575 477
Cash and cash equivalents – March 31,
613 475

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(In millions, except share information)
AngloGold Ashanti stockholders
Common
stock
Common
stock
$
Additional
paid in
capital
$
Accumulated
other
comprehensive
income
$
Accumulated
deficit
$
Noncontrolling
interests
$
Total
$
Balance – December 31, 2008
352,627,761 12 7,502 (1,148) (3,044) 84      3,406
Net (loss)/income (14) 9 (5)
Translation loss (14) (14)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $15 million
38 1 39
Net loss on cash flow hedges, net of tax of $6 million (13) (13)
Hedge ineffectiveness on cash flow hedges, net of tax of $nil million 3 3
Net gain on available-for-sale financial assets arising during the period, net of tax of $nil million
11 11
Other comprehensive income 26
Comprehensive income 21
Stock issues as part of Share Incentive Scheme 652,502 - 15 15
Stock issues transferred from Employee Share Ownership Plan to exiting employees
13,007 - - -
Stock based compensation expense 6 6
Dividends (18) (18)

Balance – March 31, 2009
353,293,270 12 7,523 (1,123) (3,076) 94      3,430

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(In millions, except share information)
AngloGold Ashanti stockholders
Common
stock
Common
stock
$
Additional
paid in
capital
$
Accumulated
other
comprehensive
income
$
Accumulated
deficit
$
Noncontrolling
interests
$
Total
$
Balance – December 31, 2007
276,544,061 10 5,607 (625) (2,440) 63       2,615
Net (loss)/income (192) 12 (180)
Translation loss (170) (4) (174)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $7 million
59 59
Net loss on cash flow hedges, net of tax of $23 million (87) (87)
Hedge ineffectiveness on cash flow hedges, net of tax of $nil million 2 2
Net loss on available-for-sale financial assets arising during the period, net of tax of $2 million
(7) (7)
Other comprehensive income (207)
Comprehensive income (387)
Stock issues as part of Share Incentive Scheme 287,442 - 8 8
Stock issues in exchange for E Ordinary shares cancelled 94 - 1 1
Stock issues transferred from Employee Share Ownership Plan to exiting employees
11,865 - 1 1
Stock based compensation expense 10 10
Dividends (18) (1) (19)

Balance – March 31, 2008
276,843,462 10 5,627 (828) (2,650) 70       2,229

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
March 31,
2009
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended
March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.
The balance sheet as at December 31, 2008 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by
US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2008.
Certain amounts for the three months ended March 31, 2008 and at December 31, 2008 have been revised. The Company adopted FASB Statement No. 160, “Noncontrolling Interests in Consolidated
Financial Statements” (“SFAS160”), which requires the noncontrolling interests to be classified as a separate component of net income and equity.
Note B. Accounting developments
Recently adopted pronouncements
Assets and liabilities from contingencies in business combinations
In April 2009, the FASB issued FSP FAS 141(R)–1 “Accounting for Assets Acquired and Liabilities
Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)–1”).
FSP FAS 141(R)–1 amends and clarifies FASB Statement No. 141 (revised 2007), “Business
Combinations” issues raised on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP FAS 141(R)–1 applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of Statement 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). FSP FAS 141(R)–1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company adopted the provisions of
FSP FAS 141(R)–1 on January 1, 2009 to be applied to all future business combinations.
Equity method investment
In November 2008, The Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 08-
6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee’s issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning
January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s financial statements.
Instrument indexed to own stock
In June 2008, the EITF reached a consensus on Issue No. 07-5, “Determining Whether an
Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). The
consensus was reached on the following three issues:
•
How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.
•
How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.
•
How an issuer should account for market-based employee stock option valuation instruments.
EITF 07-5 was effective for the Company’s fiscal year beginning January 1, 2009. The adoption of
EITF 07-5 had no impact on the Company’s financial statements.
Participating securities
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in
Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).
FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128,
“Earnings per Share” (“SFAS 128”). Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 was effective for the Company’s fiscal year beginning January 1, 2009. The adoption of FSP EITF 03-6-1 had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
March 31,
2009
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Convertible debt instruments
In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That
May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”)
which addresses the accounting for convertible debt securities that may be settled in cash, (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133,
“Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”). FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing US GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument. FSP APB 14-1 was effective for the Company’s fiscal year beginning January 1, 2009.
The adoption of FSP APB 14-1 had no impact on the Company’s financial statements as the convertible bond issued in 2004 (redeemed in February 2009) had no cash settlement or partial cash settlement feature.
Useful life of intangible assets
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful
Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”
(“SFAS142”). FSP FAS 142-3 removes the requirement under paragraph 11 of SFAS142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 was effective for the
Company’s fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The adoption of FSP FAS 142-3 had no impact on the
Company’s financial statements.
Derivative instruments
In March 2008, the FASB issued FASB statement No. 161, “Disclosures about Derivative
Instruments and Hedging Activities – an amendment of FASB statement No. 133” (“SFAS161”).
SFAS161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS133 and related hedged items accounted for under SFAS133. SFAS161 requires enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The Company adopted the provisions of SFAS161 on January 1, 2009.
Except for presentation changes, the adoption of SFAS161 had no impact on the Company’s financial statements. See Note L “Derivative instruments” for additional information.
Fair value measurements
In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective date of FASB
Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 provided a one year deferral until
January 1, 2009 for the implementation of SFAS157 for certain non-financial assets and non-
financial liabilities, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). The Company adopted the provisions of FSP FAS 157-2 on
January 1, 2009. See Note P “Fair value measurements” for additional information.
Noncontrolling interests
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in
Consolidated Financial Statements” (“SFAS160”). SFAS160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company adopted the provisions of SFAS160 on January 1, 2009. Except for presentation changes, the adoption of SFAS160 had no impact on the Company’s financial statements.
Business combinations
In December 2007, the FASB issued FASB Statement No. 141 (R), “Business Combinations”
(“SFAS141(R)”). SFAS141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose information on the nature and financial effect of the business combination. The Company adopted the provisions of SFAS141(R) on January 1, 2009 to be applied to all future business combinations.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
March 31,
2009
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently issued pronouncements
Subsequent events
In May 2008, the FASB issued FASB Statement No. 165, “Subsequent Events” (“SFAS165”).
SFAS165 is intended to establish general standards of accounting for, and disclosure of , events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS165 requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. In particular, the provisions of SFAS165 include:
• The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;
•
The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements;
•
The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.
SFAS165 is effective for interim and annual periods ending after June 15, 2009. The Company does not expect the adoption of SFAS165 to have a material impact on the Company’s financial statements.
Fair value determination when there is no active market
In April 2009, the FASB issued FSP FAS 157-4 “Determining Fair Value When the Volume and
Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions
That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements”
(“SFAS157”), when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of SFAS157. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting FSP FAS 157-4 on the Company’s financial statements.
Recognition and presentation of other-than-temporary impairments
In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of
Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”), which:1) clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, 2) provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income and 3) expands the disclosures required for other-than-temporary impairments for debt and equity securities.
The presentation and disclosure guidance in paragraphs 35–43 of FSP FAS 115-2 and FAS 124-2 applies to debt and equity securities that are subject to the disclosure requirements of SFAS115 and FSP FAS 115-1 and FAS 124-1. FSP FAS 115-2 and FAS 124-2 shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact of adopting
FSP FAS 115-2 and FAS 124-2 on the Company’s financial statements.
Interim disclosures about fair value of financial instruments
In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 amends
FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS107”), to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 applies to all financial instruments within the scope of SFAS107 held by publicly traded companies, as defined by Opinion 28. FSP FAS 107-1 and APB 28-1 shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.
The Company is currently evaluating the potential impact of adopting FSP FAS 107-1 and APB 28-1 on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31,
2009 …continued
Prepared in accordance with US GAAP
Note C. Inventories
At March 31,
2009
At December 31,
2008
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following :
Short-term
Gold in process
119
118
Gold on hand (doré/bullion)
61
37
Ore stockpiles
188
182
Uranium oxide and sulfuric acid
21
24
Supplies
237
240
626
601
Less: Heap leach inventory
(1)
(48)
(49)
578
552
(1)
Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
Long-term
Gold in process
282
261
Ore stockpiles
33
39
Supplies
1
1
316
301
Less: Heap leach inventory
(1)
(282)
(261)
34
40
(1)
Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
Note D. Loss/profit on sale of assets, realization of loans, indirect taxes and other
The Company recorded a loss of $6 million (before taxation of $nil million) in the three months ended
March 31, 2009, compared to a profit of $11 million (before taxation of $2 million) recorded in the same period in 2008, consisting of:
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Provision for bad debt – Pamodzi Gold
(6)
-
Certain royalty and production related interests in North America sold to Royal Gold Inc.
-
14
Loss on disposal of equipment and minor assets mainly in South America
-
(3)
(6)
11
Note E. Non-hedge derivative gain/loss
A gain on non-hedge derivatives of $20 million was recorded in the three months ended
March 31, 2009 compared to a loss of $375 million in the same period of 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement. The net gain recorded in the three months ended March 31, 2009 primarily relates to realized gains on non-hedge derivatives partially offset by the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared to the same period in 2008.
Note F. Taxation
The net taxation expense of $26 million in the three months ended March 31, 2009 compared to a net benefit of $5 million for the same period in 2008, constitutes the following:
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Charge for current taxation
20
63
Charge/(benefit) for deferred taxation
(1)
6
(68)
26
(5)
(1)
Includes deferred taxation credits on unrealized non-hedge derivative losses of $18 million
(2008: $87 million).
The net taxation expense for the three months ended March 31, 2009 of $26 million (on loss before taxation of $1 million) was mainly as a result of the tax ineffectiveness of non-hedge derivatives.
The net taxation benefit for the three months ended March 31, 2008 of $5 million (on loss before taxation of $193 million) was mainly due to the tax ineffectiveness of non-hedge derivatives and a higher profit to revenue ratio, and consequently a higher effective tax rate, in South Africa.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31,
2009 …continued
Prepared in accordance with US GAAP
Note F. Taxation (continued)
Uncertain taxes
As at March 31, 2009, the Company had $109 million of total unrecognized tax benefits which, if recognized, would affect the Company’s effective income tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
(in US Dollars,
millions)
Balance at January 1, 2009
106
Additions for tax positions of prior years
4
Translation
(1)
Balance as at March 31, 2009
109
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the three months ended March 31, 2009, the
Company recognized approximately $2 million in interest. At March 31, 2009, the Company had accrued $36 million in interest.
Note G. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company’s Chief Operating Decision Maker, defined as the Executive
Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflec t this.
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Revenues by area
Southern Africa
387
378
Rest of Africa
306
312
Australia
81
87
South America
117
128
North America
48
45
Other, including Corporate and Non-gold producing subsidiaries
-
2
939
952
Less: Equity method investments included above
(76)
(80)
Less/plus: (Gain)/loss on realized non-hedge derivatives included above
(189)
22
Total revenues
674
894
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Segment income/(loss)
Southern Africa
96
91
Rest of Africa
(37)
56
Australia
(10)
27
South America
45
68
North America
(4)
39
Other, including Corporate and Non-gold producing subsidiaries
(29)
(25)
Total segment income
61
256
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net loss – attributable to AngloGold Ashanti
Segment total
61
256
Exploration costs
(22)
(36)
General and administrative expenses
(35)
(30)
Market development costs
(3)
(3)
Non-hedge derivative gain/(loss)
20
(375)
Other operating items
-
3
Taxation (expense)/benefit
(26)
5
Noncontrolling interests
(9)
(12)
Net loss – attributable to AngloGold Ashanti
(14)
(192)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31,
2009 …continued
Prepared in accordance with US GAAP
Note G. Segment information (continued)
At March 31,
2009
At December 31,
2008
(unaudited)
(in US Dollars, millions)
Segment assets
Southern Africa
(1)
2,588
2,558
Rest of Africa
3,536
3,521
Australia
(2)
1,375
1,279
South America
1,047
1,028
North America
698
689
Other, including Corporate and Non-gold producing subsidiaries
306
376
Total segment assets
9,550
9,451
(1)
Includes properties held for sale of Rand Refinery Limited of $1 million (2008: $1 million) and Tau Lekoa of
$48 million (2008: $nil million).
(2)
Includes assets held for sale in Boddington of $874 million (2008: $781 million).
Three months ended March 31,
Note H. Loss per share data
2009
2008
The following table sets forth the computation of basic and diluted loss per share (in US dollars millions, except per share data):
(unaudited)
(unaudited)
Numerator
Net loss – attributable to AngloGold Ashanti
(14)
(192)
Less Dividends:
Ordinary shares
18
18
E Ordinary shares
-
-
Undistributed losses
(32)
(210)
Ordinary shares undistributed losses
(32)
(209)
E Ordinary shares undistributed losses
-
(1)
Total undistributed losses
(32)
(210)
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
Denominator for basic loss per ordinary share
Ordinary shares
353,635,884
277,658,759
Fully vested options
(1)
805,303
280,789
Weighted average number of ordinary shares
354,441,187
277,939,548
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(2)
-
-
Dilutive potential of convertible bonds
(3)
-
-
Dilutive potential of E Ordinary shares
(4)
-
-
Denominator for diluted loss per share – adjusted weighted average number of ordinary shares and assumed conversions
354,441,187
277,939,548
Weighted average number of E Ordinary shares used in calculation of basic and diluted loss per E
Ordinary share
3,940,464
4,122,800
(1)
Compensation awards are included in the calculation of basic loss per com mon share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The calculation of diluted loss per common share for the three months ended March 31, 2009 and 2008 did not assume the effect of 820,997 and 744,781 shares, respectively, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for these periods.
(3)
The calculation of diluted loss per common share for the three months ended March 31, 2008 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive for this period. The $1.0 billion convertible bond was redeemed upon its maturity on February 27, 2009.
(4)
The calculation of diluted loss per common share for the three months ended March 31, 2009 and 2008 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during these periods.
Note I. Accumulated other comprehensive income
Other comprehensive income, net of related taxation, consists of the following:
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Opening balance
(1,148)
(625)
Translation loss
(14)
(170)
Financial instruments
39
(33)
Total accumulated other comprehensive income
(1,123)
(828)
Included in total accumulated other comprehensive income is a cumulative charge in respect of cash flow hedges of $84 million (December 31, 2008: $112 million), net of deferred tax of $59 million
(December 31, 2008: $68 million).
Net loss
(5)
(180)
Translation loss
(14)
(174)
Financial instruments
40
(33)
Total comprehensive income/(loss)
21
(387)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note I. Accumulated other comprehensive income (continued)
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Total comprehensive income/(loss) attributable to:
AngloGold Ashanti
11
(395)
Noncontrolling interests
10
8
21
(387)
Note J. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Components of net periodic benefit cost
Three months ended March 31,
2009
2008
(unaudited)
(unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
1
-
1
-
Interest cost
3
2
4
3
Expected return on plan assets
(4)
-
(5)
-
Net periodic benefit cost
-
2
-
3
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2008, the Company expected to contribute $4 million to its pension plan in 2009. As of March 31, 2009, the
Company had contributed $1 million during 2009.
The actuarial valuation as at December 31, 2008 was completed at the beginning of 2009. The value of the securities in the Company’s employee pension plans has been adversely impacted by market volatility in 2008. The declines could have a substantial impact on the funded status of the plans.
Note K. Assets and (liabilities) held for sale
At March 31,
2009
At December 31,
2008
(unaudited)
(in US Dollars, millions)
Effective February 17, 2009, the interest in the Tau Lekoa mine together with the adjac ent
Weltevreden and Goedgenoeg project areas (Tau Lekoa) in South Africa was classified as held for sale. Tau Lekoa was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company has agreed to sell Tau Lekoa, subject to conditions precedent usual to a transaction of this nature, to Simmer and Jack Mines Limited
(Simmers).
In terms of the sale agreement the purchase consideration consists of two components: an initial cash payment or combination of cash payment and Simmers shares together with future royalty payments.
The Effective Date will occur on the later of January 1, 2010, or the first day in the calendar month following the fulfillment of all conditions precedent to the Transaction. The Company will continue to operate Tau Lekoa until the Effective Date with appropriate joint management arrangements with
Simmers and will retain all operating cash flow generated from Tau Lekoa for the year ended
December 31, 2009. At December 31, 2008, net assets for Tau Lekoa amounted to $46 million.
43
-
Effective December 31, 2008, the 33.33 percent interest in the unincorporated joint venture in
Boddington Gold Mine in Australia was classified as held for sale. The interest in Boddington Gold
Mine was previously recognized as a combination of tangible assets, goodwill, current assets and current and long-term liabilities. The Company agreed to sell the 33.33 percent unincorporated joint venture interest in the Boddington Gold Mine, subject to conditions precedent, to Newmont Mining
Corporation.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note K. Assets and (liabilities) held for sale (continued)
At March 31,
2009
At December 31,
2008
(unaudited)
(in US Dollars, millions)
In terms of the sale agreement the purchase consideration consists of three components: an initial cash payment upon the fulfillment of all conditions precedent to the transaction; a further combination of Newmont shares and/or a cash payment; and future royalty payments.
Completion was subject to conditions precedent in terms of the sale agreement of which the execution by certain third parties of agreements with respect to the assignment of material tenements and land as related to the Boddington Gold Mine was outstanding as at March 31, 2009.
On June 26, 2009, the Company announced that the sale had been completed.
810
739
Effective December 2007, Rand Refinery Limited in South Africa (a subsidiary of the Company)
allocated parts of its premises that were no longer utilized (previously recognized as a tangible asset), to held for sale. On April 1, 2008, a sale agreement was concluded subject to achievement of the suspensive condition regarding rezoning of the land and transfer of title deeds.
1
1
As at March 31, 2009 and December 31, 2008 the carrying amounts of major classes of assets and liabilities classified as held for sale, included:
Cash and cash equivalents
10
2
Trade and other receivables
6
10
Inventories
7
2
Property, plant and equipment
781
651
Acquired properties
17
14
Goodwill
102
103
Trade and other payables
(53)
(31)
Provision for environmental rehabilitation
(16)
(11)
Net assets
854
740
Note L. Derivative instruments
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the
Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under SFAS133. The ineffective portion of matured and existing cash flow hedges recognized in gain/loss on non-hedge derivatives in the income statement during the three months ended March 31, 2009 year was $3 million, net of tax. Of the contracts accounted for as cash flow hedges, contracts with a fair value of $80 million, a liability at March 31, 2009 are expected to be reclassified from other comprehensive income and recognized as a reduction in product sales during the remainder of 2009 or as an adjustment to depreciation expense pertaining to capital expenditure. Cash flow hedge forecast transactions are expected to occur over the next twelve months, in line with maturity dates of hedging instruments.
Gain on non-hedge derivatives of $20 million was recorded in the three months ended
March 31, 2009 compared to a loss of $375 million in the same period of 2008, being derivatives not designated in formal hedge accounting relationships. See Note E “Non-hedge derivative gain/loss”
for additional information.
Gold price and currency risk management activities
Gold and currency derivative instruments are denominated in South African rands, US dollars,
Australian dollars and Brazilian real. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The
Company’s reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.
Reduction in derivatives position
During the quarter ended March 31, 2009, the Company continued to deliver into hedge commitments, part of its strategy to reduce its overall position and increase exposure to spot gold-
prices. As a result, the net delta of the hedge book reduced (from December 31, 2008) by 358,000 ounces, or 7 percent, to 4.86 million ounces or 151 tonnes (at December 31, 2008: 5.22 million ounces or 162 tonnes), with total commitments of 5.84 million ounces, reflecting a decline of
154,000 ounces, or 3 percent at March 31, 2009.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note L. Derivative instruments (continued)
Net delta open hedge position as at March 31, 2009
The marked-to-market value of all hedge transactions making up the hedge positions as at
March 31, 2009 was negative $2.48 billion, increasing by $0.02 billion over the quarter ended
December 31, 2008. This value was based on a gold price of $919.80 per ounce, exchange rates of
R9.59/$ and A$/$0.69 and the prevailing market interest rates and volatilities at that date.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.
The following table indicates the Company’s unaudited gold hedge position at a weighted average settlement price as at March 31, 2009 (references to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real).
Year
2009
2010
2011
2012
2013 2014-2015
Total
DOLLAR GOLD
Forward contracts
Amount (oz)
*(439,874)
218,590
378,250
359,000
306,000
91,500
913,466
**US$/oz
$1,037
$86
$383
$388
$408
$510
$20
Put options sold
Amount (oz)
460,000
185,860
98,000
85,500
60,500
60,500
950,360
US$/oz
$818
$733
$533
$538
$440
$450
$699
Call options sold
Amount (oz)
588,000
1,123,630
1,231,770
811,420
574,120
709,470
5,038,410
US$/oz
$730
$555
$530
$635
$601
$606
$595
RAND GOLD
Forward contracts
Amount (oz)
*(60,000)
*(60,000)
Rand/oz
R9,540
R9,540
A DOLLAR GOLD
Forward contracts
Amount (oz)
*(8,554)
100,000
91,446
A$/oz
A$1,617
A$652
A$562
Call options purchased
Amount (oz)
40,000
100,000
140,000
A$/oz
A$694
A$712
A$707
Delta (oz)
258,640   (1,170,960)   (1,458,850)  (1,015,650)   (784,960)
(685,830)  (4,857,610)
*** Total net gold:
Committed (oz)
(39,572)  (1,342,220)   (1,610,020)  (1,170,420)   (880,120)
(800,970)  (5,843,322)
*
Indicates a net long position resulting from forward purchase contracts.
**    Price represents the average weighted price, combining both forward sales and purchases for the period.
***  The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the prevailing market prices, interest rates and volatilities as at March 31, 2009.
Foreign exchange price risk protection agreements
The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note L. Derivative instruments (continued)
The following table indicates the Company’s unaudited currency hedge position at March 31, 2009.
Year
2009
2010
2011
2012
2013      2014-2015
Total
RAND DOLLAR (000)
Put options purchased
Amount ($)
50,000
50,000
US$/R
R11.22
R11.22
Put options sold
Amount ($)
60,000
60,000
US$/R
R9.78
R9.78
Call options sold
Amount ($)
60,000
60,000
US$/R
R12.57
R12.57
A DOLLAR (000)
Forward contracts
Amount ($)
450,000
450,000
A$/US$
A$0.65
A$0.65
Put options purchased
Amount ($)
10,000
10,000
A$/US$
A$0.69
A$0.69
Put options sold
Amount ($)
10,000
10,000
A$/US$
A$0.76
A$0.76
Call options sold
Amount ($)
10,000
10,000
A$/US$
A$0.64
A$0.64
BRAZILIAN REAL (000)
Forward contracts
Amount ($)
59,390
59,390
US$/BRL
BRL 2.06
BRL 2.06
As at March 31, 2009, a limited number of the dollar gold hedge contracts reported in the above tables included optional early termination provisions pursuant to which the hedge counterpart can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.
The fair value of early termination options as at March 31, 2009 amounted to $540 million. No termination options were exercised in the quarter ended March 31, 2009 or during 2008.
Non-performance risk
Realization of contracts is dependent upon the counterparts’ performance. The Company generally does not obtain collateral or other security to support financial instruments subject to non-
performance risk, but monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions of good credit quality and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each. Where possible, management puts ISDA netting agreements in place.
The combined maximum credit risk exposure of the Company as at March 31, 2009 is as follows.
At March 31,
2009
(unaudited)
(in US Dollars,
millions)
Forw ard sales type agreements – commodity
378
Option contracts – commodity
62
Foreign exchange contracts
29
Foreign exchange option contracts
8
Interest rate swaps – Gold
18
495

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note L. Derivative instruments (continued)
The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively as at March 31, 2009.
Fair value of the derivative assets split by accounting designation
At March 31, 2009
(unaudited)
(in US Dollars, millions)
Normal purchase and
sale exemption
Cash flow hedge
accounted
Non-hedge
accounted
Total
Forward sales type agreements – commodity
-
-
378
378
Option contracts – commodity
-
-
62
62
Foreign exchange contracts
-
-
29
29
Foreign exchange option contracts
-
-
8
8
Interest rate swaps – Gold
-
-
18
18
-
-
495
495
Fair value of the derivative (liabilities) split by accounting designation
At March 31, 2009
(unaudited)
(in US Dollars, millions)
Normal purchase and
sale exemption
Cash flow
hedge
accounted
Non-hedge
accounted
Total
Forw ard sales type agreements – commodity
(740)
(106)
(316)
(1,162)
Option contracts – commodity
(340)
(1)
-
(1,498)
(1,838)
Foreign exchange contracts
-
-
(9)
(9)
Foreign exchange option contracts
-
-
(5)
(5)
Interest rate swaps – Gold
(3)
-
-
(3)
(1,083)
(106)
(1,828)
(3,017)
Net total derivatives
(1,083)
(106)
(1,333)
(2,522)
Credit risk adjustment
(105)
(1)
(244)
(350)
Net total derivatives excluding credit risk
adjustment
(1,188)
(107)
(1,577)
(2,872)
(1)
Includes deliverable call options sold. A deliverable option is an option where the delivery quantity is fixed regardless of the market price on the exercise date. In the event that the market price is lower than the strike price, gold is sold to the counterpart at the prevailing spot price.
Non-hedge derivative gain/(loss) recognized
Three months ended March 31, 2009
(unaudited)
(in US Dollars, millions)
Location of gain/(loss) in income
Realized
Forward sales type agreements – commodity
Non-hedge derivative gain/(loss)
184
Option contracts – commodity
Non-hedge derivative gain/(loss)
11
Foreign exchange contracts
Non-hedge derivative gain/(loss)
(7)
Foreign exchange option contracts
Non-hedge derivative gain/(loss)
2
Interest rate swaps – Gold
Non-hedge derivative gain/(loss)
(1)
189
Unrealized
Forward sales type agreements – commodity
Non-hedge derivative gain/(loss)
(115)
Option contracts – commodity
Non-hedge derivative gain/(loss)
(62)
Foreign exchange contracts
Non-hedge derivative gain/(loss)
4
Foreign exchange option contracts
Non-hedge derivative gain/(loss)
-
Interest rate swaps – Gold
Non-hedge derivative gain/(loss)
4
(169)
Gain on non-hedge derivatives
20

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note L. Derivative instruments (continued)
Three months ende d March 31, 2009
(unaudited)
(in US Dollars, millions)
Cash flow
hedges, before
tax
Cash flow hedges removed from
equity, before tax
Hedge ineffectiveness, before tax
Gain/(loss)
recognized in
other
comprehensive
income
(effective
portion)
Location of
gain/(loss)
reclassified from
accumulated
other
comprehensive
income into
income
(effective
portion)
Amount of
gain/(loss)
reclassified from
accumulated
other
comprehensive
income into
income
(effective
portion)
Location of gain/(loss)
recognized in income
(ineffective portion)
Amount of
gain/(loss)
recognized
in income
(ineffective
portion)
Forward sales type agreements
–
commodity
(17)
Product sales
53
Non-hedge derivative gain/ (loss)
3
Foreign exchange contracts
(2)
Product sales
-
Non-hedge derivative gain/ (loss)
-
(19)
53
3
Note M. Commitments and contingencies
Capital expenditure commitments

Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $180 million and total authorized capital expenditure not yet contracted of approximately $989 million as of March 31, 2009. The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, existing credit facilities and proceeds from the sale of the Company’s interest in the Boddington project.

Ground water pollution – South Africa

The Company has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and remediation of the polluted soil and groundwater is the subject of continued research.
Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.

Deep ground water pollution – South Africa

The Company has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa.
The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.

Soil and sediment pollution – South Africa

The Company has identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31,
2009 …continued
Prepared in accordance with US GAAP
Note M. Commitments and contingencies (continued)
Serra Grande sales tax on gold deliveries

Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the State of Goiás through a branch located in a different Brazilian state, it must obtain an authorization from the Goiás State Treasury by means of a Special Regime
Agreement (Termo de Acordo re Regime Especial – TARE). The Company’s attributable share of the first assessment is approximately $35 million. Although MSG requested the TARE in early
2004, the TARE, which authorized the remittance of gold to the Company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council’s second chamber ruled in favor of MSG and fully canceled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of
Goiás tax administrative council. The second assessment was issued by the State of Goiás in
October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $21 million. The Company believes both assessments are in violation of federal legislation on sales taxes.

Tax disputes – Brazil

MSG, Morro Velho, AngloGold Ashanti Brasil Mineração and São Bento Mineração are involved in disputes with the Brazilian tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax based on ownership of properties outside of urban perimeters. The amount involved is approximately $14 million.

VAT dispute at MSG

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the
State of Goiás. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately $6 million.

Oro Group surety

The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-
owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($10 million). The probability of the non-performance under the suretyships is considered minimal.

AngloGold Ashanti USA reclamation bonds

Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million.

The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at
March 31, 2009, the carrying value of these obligations amounted to $36 million and is included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

Guarantee provided for term loan facility

AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia
Limited, as guarantors, have each guaranteed all payments and other obligations of AngloGold
Ashanti Holdings plc and the other guarantors under the $1.0 billion Term Facility. $1.0 billion was drawn on February 26, 2009 to redeem the $1.0 billion convertible bond on February 27, 2009. The total amount outstanding under the $1.0 billion Term Facility as of March 31, 2009 amounted to
$1,001 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note M. Commitments and contingencies (continued)
Guarantee provided for syndicated loan facility

AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA Incorporated and AngloGold

Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.15 billion syndicated loan facility dated December 13, 2007. The total amount outstanding under the syndicated $1.15 billion facility as of March 31, 2009 amounted to $928 million.

Hedging guarantees

The Company has issued gold delivery guarantees of $317 million to several counterpart banks in which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company,
AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

Ashanti Treasury Services Limited (ATS) hedging guarantees

The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At March 31, 2009 the marked-to-
market valuation of the ATS hedge book was negative $1,040 million.

Geita Management Company Limited (GMC) hedging guarantees

The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At March 31, 2009 the marked-to-market valuation of the
GMC hedge book was negative $364 million.

The Company assesses the credit quality of counterparts on a quarterly basis. As of
March 31, 2009, the probability of non-performance is considered minimal.

Vulnerability from concentrations

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the
Malian government to the Company’s equity accounted affiliates. Recoverable value added tax due from the Malian government to the equity accounted affiliates of the Company amounts to an attributable $25 million at March 31, 2009 (December 31, 2008: attributable $27 million).

Recoverable fuel duties from the Malian government to the equity accounted affiliates of the
Company amounts to an attributable $4 million at March 31, 2009 (December 31, 2008: attributable
$5 million). Fuel duty refund claims are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the
Customs and Excise authorities.

The Government of Mali is a shareholder in all of the Company’s equity accounted affiliates in Mali.
Management of Sadiola and Yatela have entered into a protocol with the Government of Mali that provides for the repayment of the outstanding audited amounts due to Sadiola and Yatela. The amounts outstanding at Sadiola and Yatela have been discounted at a rate of 18 percent based on the provisions of the protocol. The amounts outstanding at Morila have been discounted to their present value at a rate of 6.0 percent. Post quarter-end, Sadiola received an amount of attributable
$11 million from the Malian government.

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the
Tanzanian government. Recoverable value added tax due from the Tanzanian government to the
Company amounts to $16 million at March 31, 2009 (December 31, 2008: $16 million). The amounts outstanding have been discounted to their present value at a rate of 7.8 percent.

Recoverable fuel duties from the Tanzanian government to the Company amount to $39 million at
March 31, 2009 (December 31, 2008: $37 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. The amounts outstanding have been discounted to their present value at a rate of
7.8 percent.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note N. Recent developments
Announcements made after March 31, 2009
On May 18, 2009, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-
owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited. The bonds were priced on May 18, 2009 as follows:
•
Period: 5 years, due May 22, 2014;
•
Principal amount: $732.5 million;
•
Interest coupon: 3.50 percent payable May 22 and November 22 each year;
•
Conversion premium: 37.5 percent; and
•
Conversion price per ADR: $47.6126.
The net proceeds of the offering will be used to refinance AngloGold Ashanti’s debt facilities and for general corporate purposes.
Note O. Declaration of dividends
On February 6, 2009, AngloGold Ashanti declared a final dividend of 50 South African cents
(4.999 US cents) per ordinary share for the year ended December 31, 2008 with a record date of
March 5, 2009 (for holders of GhDSs) and March 6, 2009 (for holders of ordinary shares , CDIs and
ADSs) and payment dates of March 13, 2009 (for holders of ordinary shares and CDIs ),
March 16, 2009 (for holders of GhDSs) and March 23, 2009 (for holders of ADSs).
Also on February 6, 2009, AngloGold Ashanti declared a dividend of 25 South African cents
(2.499 US cents) per E ordinary share, paid on March 13, 2009 to employees participating in the
Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.

Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share.
Each ADS represents one ordinary share.
Note P. Fair value measurements
The Company adopted FSP FAS 157-2 as of January 1, 2009, for non-recurring non-financial assets and non-financial liabilities, with no material impact on the Company’s financials. The Company currently does not have non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.
SFAS157 establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 -   Quoted prices in active markets for identical assets or liabilities.
Level 2 -   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED
MARCH 31, 2009 …continued
Prepared in accordance with US GAAP
Note P. Fair value measurements (continued)
The following table sets out the Company’s financial assets and (liabilities) measured at fair value by level within the fair value hierarchy as at March 31, 2009 (in US Dollars, mi llions):
Description
Level 1
Level 2
Level 3
Total
Cash and cash equivalents
613
613
Marketable equity securities
40
40
Derivatives, net
(1,439)
(1,439)
The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities including listed affiliates are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level
1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the
Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS
ENDED MARCH 31, 2009 PREPARED IN ACCORDANCE WITH US GAAP

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

Introduction

AngloGold Ashanti’s revenues are derived primarily from the sale of gold produced at its mines. A portion of its revenue is derived from sales of silver, uranium oxide and sulfuric acid.

AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and which is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (IMF), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the
Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
Impact of exchange rate fluctuations

During the first three months of 2009 the rand was marginally weaker against the US dollar (based on the exchange rates of R9.46 and R9. 59 per US dollar on January 1, 2009 and March, 31, 2009, respectively). The value of the rand declined by 32 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R9.90 and R7.52 during the first three months of 2009 and 2008, respectively. The weaker rand against the US dollar positively impacted on profitability of AngloGold Ashanti.

The value of the Australian dollar declined by 36 percent against the US dollar when compared to the average exchange rate of A$1.50 for the first three months of 2009 against an average exchange rate of A$1.10 for the same period in 2008. The value of the Brazilian real declined by 33 percent against the US dollar based on the average exchange rates of BRL2.31 and BRL1.74 per US dollar during the first three months of 2009 and 2008, respectively. The weakening of these local currencies against the US dollar positively impacted the profitability of AngloGold Ashanti.
Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend to identify value-adding business combination and acquisition opportunities.

AngloGold Ashanti announced on January 28, 2009 the sale of its 33.33 percent stake in the
Boddington Gold Mine to Newmont Mining Corporation for up to approximately $1.1 billion, comprising
$750 million in cash at closing; $240 million in cash or Newmont shares due by December 31, 2009, and up to $100 million in quarterly royalty payments based on specific cash operating margins. Capital expenditure incurred from January 1, 2009 was reimbursed upon the closing of the sale, which occurred on June 26, 2009.

On February 14, 2009, the Company announced an agreement to sell its Tau Lekoa mine and the adjacent Goedgenoeg and Weltevreden properties to Simmer & Jack Mines Limited. The purchase price for Tau Lekoa, a mature high-cost asset, is R600 million, less up to R150 million in un-hedged free cash flow (net cash inflow from operating activities less stay-in-business capital expenditure)
generated by the mine during 2009, as well as a 3 percent quarterly royalty revenue on 1.5 million ounces of gold, payable when the average quarterly rand price of gold is above R180,000 per kilogram. The sale is expected to close in early 2010.

Gold market for the quarter ended March 31, 2009

Gold price movements and investment markets

Gold continued to benefit from the global financial crisis and in the first quarter of 2009 recorded the second-highest spot price ever, sustaining the strong trend which started midway through the fourth quarter of 2008. The average price during the first quarter of 2009 was $909 per ounce, a 14 percent increase on the $795 per ounce average price in the final quarter of 2008.

This performance occurred within a period of relative US-dollar strength. Traditionally, the relationship between the US dollar and the gold price has been inversely correlated. This dislocation of the gold price and US dollar is an indication of growing risk aversion among investors and a flight to US -dollar assets, primarily cash and US treasuries.

At the same time, the continued efforts of monetary authorities to restart lending by adding substantial liquidity into the banking system has raised concerns among analysts and investors, not simply over the infl ationary effects of such actions but also over certain sovereign credit-ratings. The vulnerability of nations, even those in Western Europe, was evidenced by the rating downgrades to Spain and
Greece during the quarter.

These concerns were the primary driver of the gold price through the first three months of the year.
Exchange Traded Funds (ETFs) in general and the US-listed SPDR Fund in particular, were beneficiaries of this investment climate. The nine major gold ETFs collectively grew almost 40 percent to 53 million ounces from the beginning 2009 to the end of March 2009. This outstripped the
37 percent growth in existing ETFs over the whole of 2008 and brings ETF holdings to a significant level in comparison to major central bank holdings.

Central Bank and ETF Gold Holdings

Central Bank Gold Holdings by country
Million ounces
US 253
Germany 106
IMF 100
France 78
Italy 76
ETF
(1)
53
Switzerland 32
(1)
Combined holdings of nine major ETFs as at March 31, 2009.
Source: WGC

The speculative community was also invested in gold as evidenced by movements on the COMEX and CBOT exchanges. This long positioning did not reach the proportions seen earlier in 2008 but under the circumstances remained robust, reaching a high of 22 million ounces net long.

AngloGold Ashanti believes that if the US dollar were to weaken, the traditional inverse correlation of the US dollar and the gold price would reassert itself. This would almost certainly be true if the
US dollar were to decline on fears of rising inflation and general currency debasement globally.

Producer hedging

Although no analysis has been published yet, the rate of producer de-hedging is not expected by the
Company to have been significantly different from that of the previous quarter.

Physical demand

Jewellery sales

The global financial crisis has affected the retail sector significantly, dampening purchases of gold jewellery as a luxury item in most countries, particularly in the US, India and the Middle East.

Despite this general trend, demand for gold purchases in China, now the second-largest single market for gold jewellery, remained stable. The relative buoyancy of the market was assisted by the Chinese
New Year during the quarter, which is traditionally a peak period for gold-jewellery purchases.
Demand slowed towards the middle of March, in line with normal seasonal trends.

The US jewellery market has been affected by the global financial crisis. Although first-quarter retail-
sales figures are typically low following the Christmas period, the current spending crunch along with the historically high price of gold, has made gold-jewellery purchases difficult for lower-end consumers. Retailers, including mass-market companies like WalMart, have responded by cutting back on inventory levels of gold jewellery. Current market conditions are leading to consolidation throughout the value chain.

Financial instability also impacted negatively on the Middle East market, with local retail trades and the tourist sector affected. The second quarter may, however, bring some recovery as it is usually the heaviest spending season in the Middle East with the traditional wedding season typically accounting for some 60 percent of annual gold jewellery demand.

The Egyptian market, which performed strongly in 2008, saw a decrease in demand due to more difficult economic conditions. In Turkey, where the lira has depreciated by 30 percent against the
US dollar since the financial crisis began, the local gold price has increased and consumption declined. The US market typically accounts for a large proportion of gold-jewellery exports from Turkey and the country’s export trade was therefore significantly affected. Both the Egyptian and the Gulf markets reported high levels of scrap sales during the quarter, a result of more difficult economic circumstances, a flight to cash and rising gold prices.

India, which accounts for approximately 30 percent of global jewellery consumption, experienced a slow start to 2009. The increase in gold prices, along with an increasingly conservative attitude towards spending, dampened demand in the sector. Some recovery may, however, take place during the second quarter, particularly in the rural areas, in response to the harvest and the traditional gold buying festival of Akshaya Tritia.

The Indian market also saw the increased use of scrap gold in the fabrication of new gold jewellery, as consumers preferred to use existing metal to modernize their jewellery rather than make new purchases. The market also trended towards the sale of lighter-weight products which consume less gold and can be retailed at lower price points.

Investment market

Investment demand in ETFs was significant during the first quarter of 2009, with total holdings again reaching record levels. Underlying sentiment relating to the gold market and the role of gold as a safe-
haven contributed to good demand for investment products, where cash was available. In India, for example, a recently launched scheme to retail gold medallions through post offices has been quite successful.

Despite the weakness of the retail market for gold jewellery in the US, demand for gold bars and coins remained strong, while supply shortages became more acute with the US Mint apparently unwilling to invest in new production capacity.

Central Bank sales

Sales under the Central Bank Gold Agreement remain below the available quotas. Post quarter-end, the G20 summit communiqué signaled a strong intention to sell IMF gold in order to provide concessional and flexible finance for the poorest countries over the next two to three years. Gold sales by the IMF are expected to take place under the framework of the Central Bank Gold Agreement.

Operating review for the three months ended March 31, 2009

Presented in the table below is selected operating data for AngloGold Ashanti for the three months ended March 31, 2009 and 2008. The operating data gives effect to acquisitions and dispositions as of their effective date:
Operating data for AngloGold Ashanti
Three months ended March 31,
2009
2008
Total gold production (000 oz)
(1)
1,103
1,196
Capital expenditure ($ million)
(1)
241
257
(1)
Including equity accounted joint ventures.
Gold production

For the three months ended March 31, 2009, AngloGold Ashanti’s total gold production decreased by approximately 93,000 ounces, or about 8 percent, to 1.10 million ounces from 1.20 million ounces produced in the same period in 2008. In Southern Africa, gold production decreased from
513,000 ounces produced in the three months to March 31, 2008, to 481,000 ounces produced in the same period in 2009. The decrease is mainly due to safety related stoppages at Kopanang and fall-of-
ground incidents and seismic events at Tau Tona. The decrease in production was partially offset by an increase of production at Moab Khotsong and the surface operations of 40,000 ounces and
24,000 ounces, respectively.

Gold production in Africa at AngloGold Ashanti’s mines outside of South Africa (Rest of Africa)
decreased from 385,000 ounces in 2008 to 342,000 ounces in 2009 due to breakdowns in the mills at the Iduapriem and Geita mines and the mining of lower grade ore at Siguiri.

The decrease in production at Sunrise Dam (Australia) from 119,000 ounces in the three months ended March 31, 2008 to 98,000 ounces in the same period in 2009 was due to the mining of lower grades as the mining of higher grades at the bottom of the main pit was completed last year.

Capital expenditures

Total capital expenditure of $241 million was recorded during the three months ended March 31, 2009 compared to $257 million in the same period in 2008. This represented a $16 million, or 6 percent, decrease from the same period in 2008. In Australia, capital expenditure (including Boddington)
decreased from $107 million recorded in the three months ended March 31, 2008 to $95 million in the same period in 2009 mainly as a result of the weakening of the Australian dollar against the US dollar.

Comparison of financial performance on a segment basis for the three months ended
March 31, 2009 and 2008

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2009, the Company’s Chief Operating Decision Maker, defined as the Executive
Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods present ed have been restated to reflect this. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.
Revenues
Three months ended March 31,
2009
2008
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Category of activity
Product sales
663
884
Interest, dividends and other
11
10
Total revenues
674
894
Geographical area data
Southern Africa
314
47%
345
39%
Rest of Africa
232
34%
338
38%
Australia
63
9%
97
11%
South America
116
17%
143
16%
North America
25
4%
49
5%
Other, including Corporate and Non-gold producing
subsidiaries
-
-
2
-
750
111%
974
109%
Less: Equity method investments included above
(76)
(11%)
(80)
(9%)
Total revenues
674
100%
894
100%
Assets
At March 31, 2009
At December 31, 2008
US dollar,
millions
Percentage
US dollar,
millions
Percentage
Geographical area data
Total segment assets
Southern Africa
2,588
27%
2,558
27%
Rest of Africa
3,536
37%
3,521
37%
Australia
1,375
14%
1,279
14%
South America
1,047
11%
1,028
11%
North America
698
7%
689
7%
Other, including Corporate and Non-gold producing
subsidiaries
306
4%
376
4%
Total segment assets
9,550
100%
9,451
100%

Comparison of financial performance for the three months ended
March 31, 2009 and 2008
Revenues

Revenues from product sales and other income decreased from $894 million in the first three months of 2008 to $674 million in the same period of 2009, representing a 25 percent decrease over the period in 2008. This was due to maturing hedge contract losses included in revenue and the decrease in the gold price in the first three months of 2009 as the average spot price of gold was $909 per ounce during the three months ended March 31, 2009, compared to $925 per ounce in the first three months of 2008. The decrease of 93,000 ounces in production over 2008 also negatively impacted on revenues. The majority of product sales consisted of US dollar-denominated gold sales.
Production costs

During the three months ended March 31, 2009, AngloGold Ashanti incurred production costs of
$447 million representing a decrease of $12 million, or 3 percent, from $459 million recorded for the same period of 2008.

South African operations recorded a decrease in production costs of $38 million to $134 million in the first three months of 2009 from $172 million recorded in the same period of 2008, mainly as a result of the weakening of the South African rand relative to the US dollar which more than offset the impact of lower production.

Operations in Ghana, in the Rest of Africa, recorded an increase in production costs from $70 million in the first three months of 2008 to $90 million for the same period of 2009 mainly as a result of an increase in operational costs, including: labor; power; reagents; consumables and contract labor costs.
Exploration costs

Exploration costs decreased from $36 million in the three months ended March 31, 2008 to $22 million in the same period in 2009 mainly due to delays in acquiring environmental permits in Colombia, no drilling taking place on the exploration site in the Democratic Republic of the Congo and a reduced level of expenditure at Tropicana in Australia.
Royalties

Royalties paid by AngloGold Ashanti decreased from $25 million in the three months ended
March 31, 2008, to $18 million paid in the same period in 2009, mainly due to a decrease in gold sold at the Siguiri mine and at Cerro Vanguardia. Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.
Depreciation, depletion and amortization

Depreciation, depletion and amortization expense decreased by $4 million to $143 million in the three months ended March 31, 2009, compared to $147 million recorded in the same period in 2008.
Interest expense

Interest expense decreased by $5 million from $21 million recorded in the three months ended
March 31, 2008 to $16 million in the three months ended March 31, 2009 mainly due to the repayment of the Rand denominated corporate bond in August 2008.

Profit on sale of assets, realization of loans, indirect taxes and other

In the three months ended March 31, 2009, the Company recorded a loss of $6 million (before taxation of $nil million) on a provision for bad debt due from Pamodzi Gold, whose operations were placed in provisional liquidation during March and April 2009. The profit of $11 million (before taxation of
$2 million) recorded in the three months ended March 31, 2008 mainly related to the disposal of royalty and production related interests of the El Chanate and Marigold projects in North America, to
Royal Gold Inc. and the disposal of minor assets in South America.
Non-hedge derivative gain/loss

A gain on non-hedge derivatives of $20 million was recorded in the three months ended
March 31, 2009 compared to a loss of $375 million in the same period of 2008 relating to the use of non-hedging instruments, which represent derivatives not designated in formal hedge accounting relationships. The change in fair value of such derivatives is recorded each period in the income statement. The net gain recorded in the three months ended March 31, 2009 primarily relates to realized gains on non-hedge derivatives partially offset by the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared to the same period in 2008. Non-hedge derivatives recorded in the three months ended
March 31, 2009 and 2008 included:
Three months ended March 31,
2009
2008
(in US Dollars, millions)
(Gain)/loss on realized non-hedge derivatives
(189)
22
Loss on unrealized non-hedge derivatives
169
353
Net (gain)/loss
(20)
375
Taxation expense/benefit

A net taxation expense of $26 million was recorded in the three months ended March 31, 2009 compared to a net benefit of $5 million in the same period in 2008. Deferred tax charges in the three months ended March 31, 2009 amounted to $6 million compared to a net tax benefit of $68 million in the same period in 2008. Charges for current tax in the three months ended March 31, 2009 amounted to $20 million compared to $63 million in the same period in 2008. Refer to note F “Taxation” to the condensed consolidated financial statements for additional information.
Equity income in affiliates

Equity income in affiliates increased to $22 million in the three months ended March 31, 2009 from
$8 million in the three months ended March 31, 2008, mainly as a result of increased earnings from operations in Mali.
Noncontrolling interests net income

Net income attributable to noncontrolling interests decreased from $12 million in the three months ended March 31, 2008 to $9 million in the three months ended March 31, 2009, mainly as a result of decreased earnings at Serra Grande in South America due to lower production.

Liquidity and capital resources

Net cash provided by operating activities was $124 million in the three months ended March 31, 2009,
$30 million lower than net cash provided of $154 million for the comparable period in 2008, mainly as a result of lower revenues and higher payments to suppliers. Net cash outflow from operating working capital items amounted to $105 million in the three months ended March 31, 2009 compared to an outflow of $63 million in the same period in 2008.

Investing activities in the three months ended March 31, 2009 resulted in a net cash outflow of
$317 million compared with an outflow of $243 million in the three months ended March 31, 2008.
Additions to property, plant and equipment, which included capital expenditure of $241 million compared to $255 million in the same period in 2008, were recorded in the first three months of 2009.

Net cash generated by financing activities in the three months ended March 31, 2009 amounted to an inflow of $230 million, which is an increase of $101 million from an inflow of $129 million in the three months ended March 31, 2008, and included cash inflows from proceeds from loans of $1,105 million
(which included $1.0 billion and $86 million, respectively, under the Term Facility and $1,150 million unsecured syndicated loan facility). Proceeds from stock issued in the three months ended
March 31, 2009 amounted to $12 million. Cash outflows during the three months ended
March 31, 2009 included: the capital repayment of the $1.0 billion convertible bond on
February 27, 2009 and normal scheduled loan repayments of $24 million. The Company made dividend payments of $18 million (5 US cents per ordinary share) in the three months ended
March 31, 2009.

As a result of the items discussed above, at March 31, 2009 AngloGold Ashanti had $613 million of cash and cash equivalents compared with $575 million at December 31, 2008, an increase of
$38 million. At March 31, 2009, the Company had a total of $408 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital projects. As of March 31, 2009,
$180 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $989 million had been authorized but not yet contracted for, as described in note M “Commitments and contingencies” to the condensed consolidated financial statements.

To service the above capital commitments and other operational requirements the Company is dependant upon existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

On December 13, 2007, AngloGold Ashanti entered into a $1.15 billion revolving credit facility (the
"Revolving Credit Facility), and on November 20, 2008, AngloGold Ashanti entered into a $1.0 billion term loan facility (the "Term Facility"). The entire amount of the Term Facility was drawn down on February 26, 2009 to refinance the $1.0 billion convertible bond issued by AngloGold Ashanti
Holdings plc, which matured on February 27, 2009. For information regarding the interest rate, maturity and other terms of the Revolving Credit Facility and the Term Facility, including a description of an agreement that AngloGold Ashanti entered into on February 25, 2009 to amend the Term
Facility, please see "Item 5: Operating and Financial Review and Prospects -- Operating Results --
Liquidity" beginning on page 153 of AngloGold Ashanti's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the US Securities and Exchange Commission (SEC) on
May 5, 2009, as amended on May 6, 2009.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Company’s covenant performance indicates that existing financing facilities will be available to meet the above commitments.

AngloGold Ashanti intends to finance prepayments of amounts outstanding under the Term Facility and capital expenditure projects and debt maturing in the year from March 31, 2009 through one or more of the following: cash on hand (including proceeds from the convertible bond offering in
May 2009 and the proceeds from the sale of the Company’s interest in the Boddington project), cash flow from operations, existing credit facilities and the proceeds from other asset sales.

Critical accounting policies

The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2008 which was filed with the SEC on May 5, 2009, as amended on May 6, 2009.

Recent accounting pronouncements – adopted and issued

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, during the three months ended March 31, 2009, the Company drew down $1.0 billion and $86 million, respectively, under the Term Facility and $1,150 million unsecured syndicated loan facility and repaid the $1.0 billion convertible bond on February 27, 2009.

As of March 31, 2009, $1,001 million and $928 million, respectively, were outstanding under the Term
Facility and $1,150 million unsecured syndicated loan facility.

Short-term debt as of March 31, 2009, includes $1,001 million under the Term Facility. As at
March 31, 2009, the estimated fair value of all derivatives making up the hedge positions was a negative $2,522 million (at December 31, 2008: negative $2,497 million).

Recent developments

On February 17, 2009, AngloGold Ashanti entered into an agreement with Simmer and Jack Mines
Limited to sell its Tau Lekoa Mine and the adjacent project areas. The effective date of the sale will occur on the later of January 1, 2010 or the first day in the calendar month following the fulfillment of all conditions precedent.

On April 9, 2009, AngloGold Ashanti announced changes to its board. Mr R E Bannerman and
Mr J H Mensah are to retire from the board at the close of the annual general meeting held on
May 15, 2009, while Prof W L Nkuhlu resigned from the board on May 5, 2009, following the filing with the SEC of its 2008 annual report on Form 20-F.

On May 18, 2009, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-
owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited. The bonds were priced on May 18, 2009 as follows:
•
Period: 5 years, due May 22, 2014;
•
Principal amount: $732.5 million;
•
Interest coupon: 3.50 percent payable May 22 and November 22 each year;
•
Conversion premium: 37.5 percent; and
•
Conversion price per ADR: $47.6126.

The net proceeds of the offering will be used to refinance AngloGold Ashanti’s debt facilities and for general corporate purposes.

On May 25, 2009, AngloGold Ashanti announced that Professor Wiseman Nkuhlu would join the board of AngloGold Ashanti, and was appointed chairman of the audit and corporate governance committee, with effect from June 1, 2009.

On May 25, 2009, AngloGold Ashanti gave notice of the seismic events at its Savuka mine in South
Africa. A further announcement was made on June 10, 2009 in which it was reported that the sub-
shaft barrel below 100 level had been damaged, together with shaft installations on 101 and 102 levels resulting in only a low volume of production from the main shaft area for the remainder of the second quarter.

On June 10, 2009, AngloGold Ashanti Limited and Thani Dubai Mining Limited announced the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50 percent interest in the alliance which will explore for gold, precious and base metals.

On June 26, 2009, AngloGold Ashanti announced that the sale of its 33.33 percent interest in
Boddington Gold Mine to Newmont Mining Corporation had been completed. In terms of the agreement, as announced on January 27, 2009, AngloGold Ashanti received payment of $750 million in cash. A further $240 million will be settled on December 31, 2009 by way of cash, or Newmont shares or a combination of cash and shares. All refunds and reimbursements between the Company and Newmont have been settled.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-
looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning:
AngloGold Ashanti’s strategy to reduce its hedging position including the extent and effect of the hedge reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold
Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events. Statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-
looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold
Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2008, which was filed with the SEC on May 5, 2009, as amended on
May 6, 2009. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti's actual results to differ materially from those expressed in any forward-looking statements.
Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 14, 2009
By: /s/  L EATWELL
Name: L Eatwell
Title:   Company Secretary